                               FILED BY SSP SOLUTIONS, INC. PURSUANT TO RULE 425
                                                UNDER THE SECURITIES ACT OF 1933

                                        SUBJECT CORPORATION: SSP SOLUTIONS, INC.
                                          REGISTRATION STATEMENT NO.: 333-115552
                                                  COMMISSION FILE NO.: 000-26227

                                                                    June 8, 2004

Dear Warrant Holder:

         We are extending a Special Warrant Offer ("SWO") to warrant holders to exercise their warrants at reduced prices. This offer is designed to raise funds necessary to satisfy the cash reserve requirement to close our merger with SAFLINK as well as provide meaningful capital for the combined company to execute its growth strategy. However, should the merger not close, it is still important that we build cash reserves through the SWO to pursue a number of important strategic initiatives, even in the absence of the merger, that will help us reach our full potential. Any holder of Series A-2 Warrants who desires to take advantage of the SWO as it pertains to A-1 Warrants held by that holder must exercise all Series A-2 Warrants held (at the reduced SWO price for those warrants). The SWO is described in further detail in the enclosed Special Warrant Offer Agreement.

         The exercise price of the Series A-2 Warrants (which have an original exercise price of $1.50 that will increase to $1.75 on July 22, 2004) will be reduced to $1.25. The exercise price of the Series A-1 Warrants (which have an original exercise price of $1.25 that will increase to $1.50 on July 22, 2004) will be reduced to $1.00 for those Series A-1 Warrants exercised. For those warrants not exercised, the warrant exercise prices will increase on July 22, 2004 as scheduled.

In making your decision to participate in the SWO, it is important that you review all of the enclosed materials, as well as our SEC filings and press releases. In this regard, we are enclosing for your review a copy of our preliminary joint proxy statement/prospectus that was filed with the SEC on May 17, 2004 as part of a Form S-4 registration statement filed by SAFLINK. This document provides a thorough description of both SSP and SAFLINK, as well as an overview of the proposed merger and financial information about both companies. Please note that this document is being delivered to you solely for purposes of assisting you in deciding whether to participate in the SWO. We are NOT soliciting your vote on the proposed merger or any other matter.

         You should also note in the preliminary joint proxy statement/prospectus the disclosure that the merger agreement with SAFLINK requires that, as a condition to closing of the merger:

         o SSP terminate employment agreements with Marvin Winkler, Kris Shah and Tom Schiff;

         o SSP make whatever payments to them are required to settle related obligations to them with respect to those terminations; and

         o Messrs. Winkler, Shah and Schiff enter into new agreements with SAFLINK.

The terms of those existing agreement termination settlements and new agreements are still being negotiated. However, you should be aware that the final terms could involve significant payments by SSP to Messrs. Winkler, Shah and Schiff immediately prior to the closing of the merger. While none of the funds from the SWO will be earmarked for these payments, or any other specific initiative, any payments to Messrs. Winkler, Shah and Schiff will come from our general working capital, of which the SWO funds will constitute a significant portion.

         We believe that this SWO is in the best interest of all of our stock and warrant holders. Thank you for your continued support and consideration of this offer.

                                                          Sincerely,

                                                          Marvin J. Winkler, CEO

                         SPECIAL WARRANT OFFER AGREEMENT

         This Special Warrant Offer Agreement ("AGREEMENT") is made and entered into as of this 8th day of June, 2004, by and between SSP Solutions, Inc., a Delaware corporation (the "COMPANY"), and the investor identified on the signature page hereto (the "INVESTOR") with regard to the following:

                                    RECITALS
                                    --------

         WHEREAS, the parties hereto entered into a Securities Purchase Agreement dated as of November 19, 2003, and/or a Bridge Loan Agreement dated as of September 1, 2003, for purposes of setting forth the terms and conditions relating to the issuance and sale of various securities, including Warrants to Purchase Common Stock issued pursuant to that agreement, (collectively, "ORIGINAL WARRANTS" or "WARRANTS"); and

         WHEREAS, the parties wish to modify the terms of the Amended Warrants in the manner and to the extent set forth herein and the Investor wishes to exercise the Amended Warrants for cash on the terms and conditions described herein.

                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, in consideration for the premises and mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. SPECIAL WARRANT OFFER. The terms of the Investor's Original Warrants are hereby modified and amended so as to reduce the exercise price of the Warrants such that the exercise price for the shares purchasable upon exercise of the Warrants (the "WARRANT SHARES") shall be reduced to $1.25 per share for the Warrants identified as "Series A-2 Warrants" and $1.00 per share for all of the other Warrants (as applicable, "SPECIAL EXERCISE PRICE") subject to exercise of the Series A-2 Warrants in their entirety (at the Special Exercise Price) and receipt by the Company of payment in full of the Investor's aggregate Special Exercise Price, on or before June 21, 2004 ("SPECIAL WARRANT OFFER").

         2. PAYMENT OF SPECIAL EXERCISE PRICE. In order for the Investor to effect a valid exercise under this Agreement and the Amended Warrant, the Company must receive (a) an executed copy of this Agreement, (b) payment in full of the applicable total aggregate Special Exercise Price, (c) a fully completed and executed Form of Election to Purchase in the form attached hereto as EXHIBIT A, and (d) if DWAC delivery is desired, a fully completed and executed Acknowledgment of Restricted Status and Verification of Delivery Information in the form attached hereto as EXHIBIT B, no later than 5:00 p.m., Pacific Standard Time, on June 21, 2004.

         3. NO ANTI-DILUTION EFFECT. Any and all Warrants owned by the Investor are hereby modified and amended to provide that there will be no adjustments to the exercise price of those Warrants (other than the reduction to $1.00 or $1.25 per share, as the case may be, as provided in SECTION 1) as a result of the reduction in the exercise price, pursuant to the Special Warrant Offer, of any other warrants issued by the Company, and all anti-dilution rights with respect to any and all Warrants owned by the Investor are hereby waived to the extent that they might become operable as a result of the Special Warrant Offer.

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         4. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor
represents and warrants to the Company that:

                  4.1 INVESTMENT PURPOSE. Upon exercise of the Warrants, the Investor will acquire the Warrant Shares issuable upon exercise thereof for the Investor's own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "SECURITIES ACT").

                  4.2 ACCREDITED INVESTOR STATUS. The Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

                  4.3 RELIANCE ON EXEMPTIONS. The Investor understands that the Special Warrant Offer is being made to the Investor in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Warrant Shares pursuant to the Special Warrant Offer.

                  4.4 INFORMATION. The Investor and the Investor's advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company, including, without limitation, the information required to be delivered to the Investors under Rule 502(b)(2) of Regulation D, and any other materials relating to the Special Warrant Offer that have been requested by the Investor. The Investor and the Investor's advisors, if any, have been afforded the opportunity to ask questions of the Company. The Investor understands that the Investor's investment in the Warrant Shares involves a high degree of risk. The Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision with respect to the Investor's acquisition of the Warrant Shares.

                  4.5 NO GOVERNMENTAL REVIEW. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Warrant Shares or the fairness or suitability of the investment in the Warrant Shares nor have such authorities passed upon or endorsed the merits of the offering of the Warrant Shares.

                  4.6 AUTHORIZATION; ENFORCEMENT; VALIDITY. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

                  4.7 RESIDENCY. The Investor is a resident of that jurisdiction specified in its address set forth on the signature page of this Agreement.

                  4.8 NO SHORT SALES. Between the date of receipt of the SWO and the closing date of the proposed merger between the Company and SAFLINK Corporation, the Investor will not "sell short" or otherwise take any "short" positions in the stock of either the Company or SAFLINK Corporation. The Investor will not offer, sell, transfer or otherwise dispose of any Common Stock obtained on exercise of the Investor's Warrants, except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

                  4.9 SEC REQUIRED LEGEND. INVESTOR ACKNOWLEDGES THAT SAFLINK AND THE COMPANY HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THEIR PENDING MERGER TRANSACTION. IN ADDITION, SAFLINK AND THE COMPANY HAVE FILED AND WILL FILE OTHER INFORMATION AND DOCUMENTS CONCERNING THE MERGER AND THEIR RESPECTIVE BUSINESSES WITH THE SEC. THE COMPANY URGES INVESTOR TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED AND TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ANY OFFER OF SECURITIES IN THE MERGER WILL ONLY BE MADE PURSUANT TO THE JOINT PROXY STATEMENT/PROSPECTUS. THESE DOCUMENTS WILL BE AVAILABLE WITHOUT CHARGE ON THE SEC'S WEB SITE AT WWW.SEC.GOV AND MAY BE OBTAINED WITHOUT CHARGE FROM THE SEC AT TELEPHONE NUMBER 800-SEC-0330. A COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN PROVIDED TO INVESTOR BY THE COMPANY. INVESTOR SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY INVESTMENT DECISIONS.

         5. EFFECT. Except as otherwise set forth in this Agreement, the Investor's Warrants shall remain in full force and effect in accordance with their terms, including, with respect to any unexercised Warrants (or portions thereof) an increase in the exercise price of any remaining Warrants to $1.50 per share on July 22, 2004.

         6. ENTIRE AGREEMENT. Except as set forth in SECTION 4, this Agreement (including Exhibits hereto) contains the entire agreement between the parties with respect to the Special Warrant Offer and amendment of the Investor's Warrants and supersedes all prior agreements, written or oral, with respect thereto.

         7. GOVERNING LAW. This agreement shall be governed by, construed under and enforced in accordance with the laws of the State of Delaware without regard to any conflict of law principles thereof.

         8. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have caused this Special Warrant Offer Agreement to be executed as of the day and year first above written.

                                           SSP SOLUTIONS, INC.

                                           By:
                                               ---------------------------------
                                               Marvin J. Winkler, CEO

                                           INVESTOR

                                           [PRINT NAME]

                                           By:
                                               ---------------------------------

                                           Title:
                                                  ------------------------------

                                    EXHIBIT A

         FORM OF ELECTION TO PURCHASE PURSUANT TO SPECIAL WARRANT OFFER
         --------------------------------------------------------------

         (To be executed by the Holder to exercise the right to purchase shares of Common Stock under an SSP Warrant pursuant to the Special Warrant Offer)

         To SSP Solutions, Inc.:

         In accordance with the Warrant to Purchase Common Stock of SSP Solutions, Inc. ("WARRANT") enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase _____ shares of Common Stock ("COMMON STOCK"), $.01 par value per share, of SSP Solutions, Inc. and encloses herewith $______ in cashier's check (or via wire transfer), which sum represents the aggregate Exercise Price (as defined in the Special Warrant Offer) for the number of shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

|_| Provided the undersigned also submits a completed copy of Exhibit B attached hereto, the undersigned requests that the Company cause its transfer agent to electronically transmit the Common Stock issuable pursuant to this Special Notice of Exercise to the account of the undersigned or its nominee, in accordance with the instructions below, with DTC through its Deposit Withdrawal Agent Commission System ("DTC TRANSFER"), provided that such transfer agent participates in the DTC Fast Automated Securities Transfer program.

                   Clearing Firm Name:
                                       ---------------------------------
                   Clearing Firm DTC #:
                                        --------------------------------
                   Account Name:
                                 ---------------------------------------
                   Account Number:
                                   -------------------------------------

|_| In lieu of receiving the shares of Common Stock issuable pursuant to this Special Notice of Exercise by way of DTC Transfer, the undersigned hereby requests that the Company cause its transfer agent to issue and deliver to the undersigned physical certificates representing such shares of Common Stock at the address set forth below:

                                                     ---------------------------
                                                     Printed Name of Holder

                                                     Address:
                                                              ------------------

                                                              ------------------

                                                              ------------------

         If you wire transfer funds to cover the purchase, please use the following wire transfer instructions and complete the area below:

         1. Please wire funds to SSP's account at First Bank & Trust for SSP Solutions, Inc., First Bank & Trust Costa Mesa, California 92626. The routing number is 081009428, and the account number is 1463064491. If you need additional information, the phone number for the Bank is (714) 668-3090 and the phone number for SSP is (949) 851-1085.

         2. Please be sure the name on the wire transfer is the same as the name on the Warrant in order to accurately identify the source of the transaction.

Funds are being wired on the following date:____________________________________

The following Bank will initiate wire transfer:_________________________________
                                (Please include name and city and state of Bank)

Bank cashier's checks should be sent to SSP Solutions, Inc., 17861 Cartwright Road, Irvine, CA 92614. Please note that for payments by cashier's checks, Common Stock certificates cannot be issued for five business days after the date of deposit.

If the number of shares of Common Stock issuable upon this exercise is not all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a new warrant containing the terms of the Original Warrant and evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Dated: June __, 2004                 Name of Holder:

                                     (Print)____________________________________

                                     By: _______________________________________

                                     Name:______________________________________

                                     Title:_____________________________________

                                    (Signature must conform in all respects to name of holder as specified on the face of the Warrant)

                                    EXHIBIT B

                               SSP SOLUTIONS, INC.

                     ACKNOWLEDGMENT OF RESTRICTED STATUS AND
                      VERIFICATION OF DELIVERY INFORMATION

         The undersigned acknowledges and agrees that all offers and sales by the undersigned of the common stock issued or issuable to the undersigned upon exercise of warrants to purchase common stock of SSP Solutions, Inc. ("SSP") have been or will be made only:

         (i) by a selling security holder listed in or covered by the final prospectus relating to Form S-3 Registration Statement No. 333-111402, as amended, supplemented or replaced from time to time ("Prospectus"), and if the selling security holder is not a natural person, only by one or more of the persons named in the Prospectus as having dispositive power over the shares; and

         (ii) in a manner described under the captioned "Plan of Distribution" in the Prospectus; and

         (iii) in a manner whereby the undersigned and the undersigned's broker have complied with all applicable prospectus delivery requirements (including those contained in Section 5(b) of the Securities Act of 1933, as amended); and

         (iv) at a time or times when the undersigned (x) is not in possession of material non-public information at the time of the offer and sale and (y) has confirmed that the Prospectus was effective at the time of the offer and sale.

         The undersigned further acknowledges and agrees that:

         (A) SSP, Rutan & Tucker, LLP (SSP's counsel), and American Stock Transfer & Trust Company (SSP's transfer agent) are entitled to rely on this letter in connection with transfers by the undersigned of shares covered by the Prospectus; and

         (B) The undersigned will send, or cause its broker to send, to SSP and SSP's counsel at the facsimile numbers and/or addresses below a letter stating the number of shares of common stock that have been sold and stating that those shares have been sold in compliance with applicable prospectus delivery requirements and state securities law requirements and in accordance with the Plan of Distribution.

         Rutan & Tucker, LLP                         SSP Solutions, Inc.
         611 Anton Boulevard, Suite 1400             17861 Cartwright Road
         Costa Mesa, CA  92626                       Irvine, California  92614
         Fax: (714) 546-9035                         Fax: (949) 622-3660
         Phone: (714) 641-5100                       Phone: (949) 851-1085
         Attention: Cristy Parker, Esq.              Attention: Thomas E. Schiff

         The undersigned requests that the following registration address be placed on stock certificates and be used for mailing of stockholder communications and mailing of cash dividends:

         _______________________________________________________________________

         _______________________________________________________________________

         The undersigned further requests that issuances of shares to the undersigned in payment of dividends or upon exercise of warrants to purchase common stock of SSP be made as follows (check one and provide relevant information):

         ____     To the following address for delivery of physical stock
certificates:

         _______________________________________________________________________

         _______________________________________________________________________

         ____     To the account of the undersigned or its nominee through the
DTC's Deposit Withdrawal Agent Commission System (DWAC):

         _______________________________________________________________________

         _______________________________________________________________________

                                     ___________________________________________
                                     Signature

                                     ___________________________________________
                                     Print Name

                                     ___________________________________________
                                     Title of Signer (if signing for entity)

                                     ___________________________________________
                                     Name of Entity (if signing for entity)

                                     ___________________________________________
                                     Telephone Number of Signer

                                     ___________________________________________
                                     Fax Number of Signer

                                     ___________________________________________
                                     Internet e-mail Address of Signer

                                     Date:______________________________________

                                      B-2